CUSIP No. 84652J 103	13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Spark Therapeutics, Inc.

(Name of Issuer)

Common Stock. $0.001 par value

(Title of Class of Securities)

84652J 103

(CUSIP Number)

Jeffrey Kahn

Executive Vice President and General Counsel

The Children’s Hospital of Philadelphia Foundation

3401 Civic Center Boulevard, Philadelphia, PA 19104

(267-426-6148)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84652J 103		13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). The Children’s Hospital of Philadelphia Foundation EIN 23-2237932

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,998,910 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 4,998,910 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,910 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 84652J 103	13D

Schedule 13D

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 5, 2015, Amendment No. 1 thereto, filed with the SEC on December 22, 2015, Amendment No. 2 thereto, filed with the SEC on January 7, 2016, Amendment 3 thereto, filed with the SEC on July 5, 2016, and Amendment 4 thereto, filed with the SEC on August 31, 2016 (collectively the “Schedule 13D”) by, among others, The Children’s Hospital of Philadelphia Foundation (the “Foundation”).

Items 3, 4, and 5 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration.

As of the date of this Amendment, the Foundation beneficially owns a total of 4,998,910 shares of the Issuer’s Common Stock, representing 16.0% of the Issuer’s outstanding Common Stock.

Item 4            Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Foundation sold 840,000 shares of the Issuer’s Common Stock to a market maker in accordance with Rule 144 under the Securities Act of 1933, as amended, on May 11, 2017.

Item 5.         Interest in Securities of the Issuer.

(a)                                 As of the date of this Amendment, the Foundation is the beneficial owner of 4,998,910 shares of Common Stock, consisting of 4,928,707 shares of common stock, 37,203 shares of Common Stock purchasable upon the exercise of a stock option held by Steven Altschuler, M.D., the former Chief Executive Officer of the Foundation and the current Chairman of the Issuer’s Board of Directors, and 33,000 shares of Common Stock purchasable upon the exercise of stock options held by A. Lorris Betz, M.D., Ph.D., who serves on the Foundation’s Board of Trustees and is the Foundation’s representative on the Issuer’s Board of Directors.  Drs. Altschuler and Betz hold these stock options for the benefit of the Foundation.

The Foundation’s board of trustees, or a committee designated by the board of trustees, has voting and investment power over the shares of Common Stock held by the Foundation, and makes decisions by majority vote. No member of the board of trustees or investment committee may act individually to vote or sell shares of Common Stock held by the Foundation, nor does any such member have a veto right concerning the vote or sale of any such common stock.  Accordingly, no individual board or committee member is deemed to beneficially own, within the meaning of Rule 13d-3, any shares of Common Stock held by the Foundation solely by virtue of the fact that he or she is a member of the board or the investment committee.

CUSIP No. 84652J 103	13D

(c)                               The transactions effected by the Foundation in the Common Stock during the past 60 days are included below. The shares indicated as having been sold were sold by the Foundation pursuant to Rule 144:

Name of Reporting Person	Trade Date	Purchased / (Sold)	Average Price per share
The Children’s Hospital of Philadelphia Foundation	May 11, 2017	(840,000)	$56.27

The percentage of outstanding Common Stock of the Issuer which has been reported as being beneficially owned by the Foundation on Line 13 of the cover sheet was calculated based on the 31,128,125 shares of Common Stock reported to be outstanding.

CUSIP No. 84652J 103	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2017

THE CHILDREN’S HOSPITAL OF PHILADELPHIA FOUNDATION

By:	/s/ Jeffrey Kahn
Jeffrey Kahn
Executive Vice President and General Counsel